Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pulaski Financial Corp.

Commission File Number: 000-24571

January 26, 2016

First Busey Announces 2015 Fourth Quarter Earnings and Full Year Results

Champaign, IL — (Nasdaq: BUSE)

Message from our President & CEO

Significant progress made from the year ended December 31, 2014:

• Net income available to common stockholders of $38.3 million, up 19.6%	• Fully-diluted earnings per share of $1.32, up 20.0%
• Total net interest income of $111.8 million, up 10.1%	• Total average gross loans of $2.532 billion, up 10.0%
• Total non-interest income of $64.8 million, up 9.9%	• Average non-interest bearing deposits of $717.9 million, up 20.4%

Other recent highlights:

• Announcement of expected acquisition of Pulaski Financial Corp.	• Redemption of $72.7 million of SBLF Preferred Stock
• 1-for-3 reverse stock split effective September 8, 2015 • Organic linked quarter loan growth, up $56.1 million	• Fourth quarter return on average assets of 1.08%, up from 1.05% in the linked quarter

First Busey Corporation’s net income for the year ended December 31, 2015 was $39.0 million and net income available to common stockholders was $38.3 million, or $1.32 per fully-diluted common share, compared to net income of $32.8 million and net income available to common stockholders of $32.0 million, or $1.10 per fully-diluted common share, for the year ended December 31, 2014.  On January 8, 2015, the Company completed its acquisition of Herget Financial Corp. (“Herget”), which impacted year-to-date net income by $1.0 million in one-time expenses, occurring primarily in the first quarter of 2015.  Further, the Company undertook initiatives to refine its branch network and restructure various internal teams during the first quarter of 2015, resulting in $0.7 million of fixed asset impairments and $0.3 million in other corporate restructuring costs.

The Company’s net income for the fourth quarter of 2015 was $10.7 million and net income available to common stockholders was $10.5 million, or $0.36 per fully-diluted common share.  The Company reported net income of $10.6 million and net income available to common stockholders of $10.4 million, or $0.36 per fully-diluted common share, for the third quarter of 2015 and net income of $7.6 million and net income available to common stockholders of $7.4 million, or $0.25 per fully-diluted common share for the fourth quarter of 2014.

During the fourth quarter of 2015, First Busey announced the signing of a definitive agreement to acquire Pulaski Financial Corp. (“Pulaski”) headquartered in St. Louis, Missouri, which is anticipated to close in the first half of 2016 subject to customary closing conditions, including regulatory approvals and approval by First Busey and Pulaski shareholders.  The merger with Pulaski will allow us to significantly expand our geographic presence through a premier St. Louis banking franchise with an almost 100-year history and a strong regional mortgage presence.  By acquiring organizations with a similar philosophy in markets which complement our existing customer base, we intend to expand our franchise through balanced, integrated growth strategies that generate value.  Please reference the Company’s Registration Statement on Form S-4, which includes a joint proxy statement/prospectus, originally filed on January 20, 2016 for additional information regarding our pending acquisition of Pulaski.

Balance Sheet Growth:  Gross loans at December 31, 2015 increased $56.1 million from September 30, 2015.  The linked quarter increase in gross loans was led by organic commercial growth, as commercial loans grew $51.7 million in the fourth quarter of 2015 compared to September 30, 2015.  Loans held for sale decreased $6.3 million in the fourth quarter of 2015 compared to September 30, 2015.  Gross loans increased to $2.637 billion at December 31, 2015 from $2.581 billion at September 30, 2015 and $2.416 billion at December 30, 2014, impacted by organic growth and the benefit of loans obtained as part of the Herget acquisition.  Commercial loans grew by $148.6 million at December 31, 2015 compared to December 31, 2014.

Average non-interest bearing deposits of $730.7 million for the three months ended December 31, 2015 increased from $711.7 million for the three months ended September 30, 2015 and $622.2 million for the three months ended December 31, 2014.  Average non-interest bearing deposits represented 23.0% of total average deposits for the fourth quarter of 2015.  The Company remains strongly core deposit funded with total average deposits for the fourth quarter of 2015 representing 90.7% of total average liabilities, with solid liquidity and significant market share in the communities it serves.

Average total deposit balances for the three months ended December 31, 2015 were $3.171 billion compared to $3.183 billion for the three months ended September 30, 2015 and $2.871 billion for the three months ended December 31, 2014. Ending balances of total deposits were $3.289 billion at December 31, 2015 compared to $3.111 billion at September 30, 2015 and $2.901 billion at December 31, 2014.

To support ongoing liquidity, on November 20, 2015, the Company entered into a credit agreement to make available a revolving loan facility to the Company in the maximum principal amount of $20.0 million.  The loan has an annual interest rate of 2.50% plus the one-month LIBOR rate and has a maturity date of November 19, 2016.  The loan also bears a non-usage fee calculated based on the average daily principal balance of the loan outstanding during the prior fiscal quarter.

Capital Strength:  On May 20, 2015, the Company’s stockholders approved a resolution to authorize the board of directors to implement a reverse stock split of the Company’s common stock at a ratio of one-for-three (the “Reverse Stock Split”).  On August 17, 2015, the board of directors authorized the Reverse Stock Split, which became effective on September 8, 2015.  With the number of our outstanding shares now more closely conforming to those of peer organizations, the Reverse Stock Split allows our stockholders, potential investors and our other stakeholders to more easily evaluate our financial results comparatively to other financial institutions, particularly with regard to earnings per share and other share-based capital metrics.  All share and per share information has been restated for all prior periods presented in this earning release, giving retroactive effect to the Reverse Stock Split.

On December 18, 2015, the Company redeemed all of the 72,664 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C, that had been issued to the United States Department of Treasury pursuant to the Small Business Lending Fund program.  The shares were redeemed at their liquidation value of $1,000 per share plus accrued and unpaid dividends to, but excluding December 18, 2015.  The Company made preferred stock dividend payments of $0.7 million for the years ended December 31, 2015 and 2014.  The redemption will eliminate preferred dividend costs going forward with a positive impact on net income available to common stockholders.

At the end of the fourth quarter of 2015, Busey Bank continued to exceed the capital adequacy requirements necessary to be considered “well-capitalized” under applicable regulatory guidelines.  Further, First Busey Corporation’s Tangible Common Equity (“TCE”) increased to $343.2 million at December 31, 2015 compared to $341.1 million at September 30, 2015 and $336.3 million at December 31, 2014.  TCE represented 8.65% of tangible assets at December 31, 2015, compared to 8.90% at September 30, 2015 and 9.24% at December 31, 2014.(1)

Due to continued strong financial performance, the Company will pay a cash dividend on January 29, 2016 of $0.17 per common share to stockholders of record as of January 22, 2016.  First Busey Corporation has an uninterrupted history of paying dividends to its common stockholders since the bank holding company was organized in 1980.

Asset Quality:  While much internal focus has been directed toward growth, the Company’s remains committed to credit quality.  The December 31, 2015 asset metrics reflect the post combination results of acquiring Herget.  As of December 31, 2015, the Company reported non-performing loans of $12.8 million compared to $8.0 million as of September 30, 2015 and $9.0 million as of December 31, 2014.  Non-performing assets as a percentage of total loans and non-performing assets continued to be favorably low at 0.51% at December 31, 2015.

(1)Tangible Common Equity, a non-GAAP metric, is defined as common equity less tax-effected goodwill and intangibles at the end of the reporting period.  Tangible assets, a non-GAAP metric, is defined as total assets less tax-effected goodwill and intangibles at the end of the reporting period.

The Company recorded net charge-offs of $0.7 million for the fourth quarter of 2015.  By comparison, the Company recorded net charge-offs of $0.6 million for third quarter of 2015 and net recoveries of $0.4 million for the fourth quarter of 2014.  Net charge-offs for the year ended 2015 were $1.6 million compared to $2.1 million for the same period of 2014.  The Company recorded a provision for loan losses of $1.0 million in the fourth quarter of 2015, compared to $0.1 million provision in the third quarter of 2015 and no provision in the fourth quarter of 2014.  For the year ended 2015, the provision for loan losses was $1.6 million, compared to $2.0 million for the same period of 2014, as the Company’s dedication to improving asset quality and building balance sheet strength continues to yield positive results.

The allowance for loan losses as a percentage of loans decreased to 1.80% at December 31, 2015 compared to 1.83% at September 30, 2015 and 1.96% at December 31, 2014.  During the current year, the Company is holding acquired loans from the Herget acquisition with uncollected principal balances.  These loans are carried net of a fair value adjustment for credit and interest rate and are only included in the allowance calculation to the extent that the reserve requirement exceeds their credit fair value adjustment.

With a continued commitment to the quality of assets and the strength of our balance sheet, near-term loan losses are expected to remain generally low.  While these results are encouraging, asset quality metrics can be generally influenced by market-specific economic conditions beyond the control of the Company, and specific measures may fluctuate from quarter to quarter.

Fee-based Businesses:  Revenues from trust fees, commissions and brokers’ fees, and remittance processing activities -which are primarily generated through Busey Wealth Management and FirsTech - represented 53.4% of the Company’s non-interest income for the year ended December 31, 2015, providing a balance to revenue from traditional banking activities.  Furthermore, the Company believes the boutique services offered to ultra-high net worth clients by Trevett Capital Partners within its suite of wealth services broadens the Company’s business base and enhances its ability to further develop revenue sources.  In addition, our professional farm management and brokerage services are entrusted to care and maximize value for landowners of prime farmland in Illinois.

Trust fees and commissions and brokers’ fees increased to $5.7 million for the fourth quarter of 2015 compared to $5.3 million for the third quarter of 2015, and $5.4 million for the fourth quarter of 2014.  Trust fees and commission and brokers’ fees increased to $23.5 million for the year ended December 31, 2015 compared to $22.3 million for the year ended December 31, 2014.

FirsTech’s remittance processing revenue decreased to $2.7 million for the fourth quarter of 2015, compared to $2.9 million for the third quarter of 2015, but increased from $2.3 million for the fourth quarter of 2014.  Remittance processing revenue increased to $11.1 million for the year ended December 31, 2015 compared to $9.4 million, up 18.0%, for the year ended December 31, 2014.

Operating Performance:  The Company continues to prioritize a strong balance sheet, diversified revenue streams and developing appropriate platforms to sustain profitable growth.  An active business outreach across the Company’s footprint continues to support ongoing business expansion and will facilitate integration of Pulaski’s operations with First Busey’s following the completion of the merger.  Specific areas of operating performance are detailed as follows:

•      Net interest income of $29.6 million in the fourth quarter of 2015 increased from $28.2 million in the third quarter of 2015, and $26.1 million in the fourth quarter of 2014.  Fourth quarter net interest income included a net interest recovery on non-accrual loans of $0.9 million.  Net interest income for the year ended December 31, 2015 was $111.8 million compared to $101.6 million for year ended December 31, 2014.  The Federal Open Market Committee announced that effective December 17, 2015 the federal funds rate increased from 0.25% to 0.50%.  The Company expects this increase in interest rates to be modestly favorable to net interest income in the next year.

•      The net interest margin improved to 3.23% for the fourth quarter of 2015, compared to 3.10% for the third quarter of 2015, and 3.13% for the fourth quarter of 2014.  Adjusted for the net interest recovery of $0.9 million, fourth quarter of 2015 net interest margin was approximately 3.13%, an improvement from the third quarter of 2015 and stable compared to the fourth quarter of 2014.  Average earning assets for the three months ended December 31, 2015 grew $18.7 million compared to the three months ended September 30, 2015 and $337.7 million compared to the three months ended December 31, 2014.  The net interest margin for the year ended 2015 decreased to 3.10% compared to 3.15% for the same period of 2014.

•      Gain on sales of loans seasonally decreased to $1.0 million for the fourth quarter of 2015 compared to $1.5 million for the third quarter of 2015 and $1.2 million in the fourth quarter of 2014.  For the year ended December 31, 2015, gain on sales of loans increased to $5.8 million from $4.7 million in the comparable period of 2014, predominantly based on residential mortgage activity.

•      Other non-interest income increased to $1.6 million for the fourth quarter of 2015 as compared to $1.2 million in the third quarter of 2015 and $0.5 million in the fourth quarter of 2014, influenced by changes in returns on bank-owned life insurance and private equity investments.  Other non-interest income for the year ended December 31, 2015 increased to $4.9 million from $3.5 million for the comparable period of 2014, primarily due to private equity losses in 2014.

•      Salaries and wages and employee benefits decreased slightly to $15.1 million in the fourth quarter of 2015 compared to $15.7 million in the third quarter of 2015 and $16.4 million in the fourth quarter of 2014.  For the year ended December 31, 2015, salaries and wages and employee benefits increased to $63.5 million compared to $61.3 million for the same period of 2014, due to higher commissions related to mortgage production, first quarter restructuring expenses, and an initial increase in the number of employees in connection with the Herget acquisition.  By the end of the fourth quarter, full-time equivalent employees had decreased to 795 from 801 at December 31, 2014.

•      Data processing expense in the fourth quarter of 2015 remained unchanged at $3.1 million compared to the third quarter of 2015, but increased from $2.8 million in the fourth quarter of 2014.  Data processing expense totaled $12.9 million for the year ended December 31, 2015, compared to $10.9 million for the same period of 2014. The increase was primarily due to non-recurring software conversion expenses related to the acquisition of Herget.  A portion of the increase in data processing expense was also related to supporting new sources of revenue growth at FirsTech.  As the Company manages data processing expense, it continues to enhance its mobile and internet banking services and prioritize strategies to mitigate the risk from cybercriminals through the use of new technology, industry best practices and customer education.

•      Other operating expenses in the fourth quarter of 2015 increased to $5.4 million compared to $4.3 million in the third quarter of 2015 and $4.9 million in the fourth quarter of 2014.  The fourth quarter of 2015 included expenses of $0.4 million related to the Pulaski acquisition.  For the year ended December 31, 2015, other operating expenses increased to $19.6 million compared to $17.8 million for the same period of 2014, due to restructuring initiatives discussed in other sections of this report, which included $0.7 million in fixed asset impairments, $0.6 million of acquisition related expenses, and $0.2 million in costs exploring other strategic growth opportunities.

Overview and Strategy:

2015 was a year where we made great strides in growing our Company through both organic means and strategic acquisitions, as we completed the closing of the Herget transaction and announced the signing of a definitive agreement with Pulaski.  We take pride in the smooth integration of Herget into the Busey family of companies during the first quarter of 2015 and are excited about the prospects for the future, including the planned acquisition of Pulaski.  Our commitment to premier customer service is evident in the expansion of our quality loan base and our core deposits, while driving robust revenue growth in several key businesses.

During 2015, various actions were undertaken across our franchise to shape the future, trimming certain areas where sensible and adding in others with a continuing commitment to deliver optimal value to our “Pillars”.  As a result, our efficiency ratio improved to 59.81% in the fourth quarter of 2015, while averaging 62.84% for the year.

Following an extensive analysis of both customer needs and stockholder value, we consolidated three full service branches on July 30, 2015 and consolidated one additional branch on December 1, 2015.  As we successfully service many emerging customer preferences through enhanced digital and telephone support, we have also modified hours where appropriate in our remaining thirty-five branch network to better match patterns of customer usage and added online scheduling capabilities. Our streamlined retail network will continue as a dynamic funding source with a relationship-driven focus to help our customers and communities flourish.

We also effected meaningful change in our capital structure during the year that provided benefits to our common stockholders while supporting the continued strength of our Company, through the redemption of preferred stock, the execution of the Reverse Stock Split, generation of substantial earnings growth and the payment of an increased dividend in the fourth quarter of 2015.  Our return on average Tangible Common Equity grew to 11.48% in 2015 from 9.92% in 2014.

With an active growth plan, our strong capital position, an attractive core funding base, and a sound credit foundation, we feel confident that we are well positioned moving into the new year. As we acknowledge our continued success and the positive forward momentum of our Company, we are grateful for the opportunity to continually earn the business of our customers, based on the contributions of our talented associates and the loyal support of our stockholders.

/s/ Van A. Dukeman
President & Chief Executive Officer
First Busey Corporation

SELECTED  FINANCIAL HIGHLIGHTS(1)

(dollars in thousands, except per share data)

	As of and for the				As of and for the
	Three Months Ended				Year Ended
	December 31,	September 30,	June 30,	December 31,	December 31,	December 31,
	2015	2015	2015	2014	2015	2014
EARNINGS & PER SHARE DATA
Net income	$10,683	$10,626	$9,936	$7,593	$39,006	$32,774
Income available to common stockholders(2)	10,528	10,444	9,755	7,411	38,306	32,047
Revenue(3)	45,513	44,084	43,996	40,090	176,227	159,741
Fully-diluted earnings per share	0.36	0.36	0.33	0.25	1.32	1.10
Cash dividends paid per share	0.17	0.15	0.15	0.15	0.62	0.57

Net income by company
Busey Bank	$10,638	$9,438	$8,815	$7,854	$36,169	$30,764
Busey Wealth Management	1,001	1,189	1,425	1,102	4,578	4,681
FirsTech	380	479	492	270	1,709	1,227

AVERAGE BALANCES
Cash and due from banks	$245,721	$284,622	$378,422	$283,411	$324,761	$248,832
Investment securities	926,658	946,460	889,035	789,620	906,310	828,205
Gross loans	2,602,736	2,544,916	2,494,200	2,372,617	2,532,459	2,301,358
Earning assets	3,703,078	3,684,379	3,670,857	3,365,335	3,676,588	3,290,511
Total assets	3,930,571	3,934,398	3,919,381	3,597,157	3,921,503	3,538,564

Non-interest bearing deposits	730,715	711,703	725,261	622,152	717,854	596,058
Interest-bearing deposits	2,440,128	2,471,742	2,449,140	2,249,295	2,450,707	2,279,302
Total deposits	3,170,843	3,183,445	3,174,401	2,871,447	3,168,561	2,875,360
Securities sold under agreements to repurchase	184,782	174,352	172,930	181,176	179,662	148,452
Interest-bearing liabilities	2,738,116	2,751,094	2,727,070	2,517,428	2,737,528	2,492,374
Total liabilities	3,497,742	3,491,333	3,479,513	3,165,608	3,483,550	3,114,087
Stockholders’ equity-common	371,223	370,401	367,201	358,885	368,076	351,813
Tangible stockholders’ equity-common(4)	337,779	336,139	332,138	331,130	333,569	322,949

PERFORMANCE RATIOS
Return on average assets(5)	1.08%	1.05%	1.00%	0.82%	0.98%	0.91%
Return on average common equity(5)	11.25%	11.19%	10.66%	8.19%	10.41%	9.11%
Return on average tangible common equity(5)	12.36%	12.33%	11.78%	8.88%	11.48%	9.92%
Net interest margin(5), (6)	3.23%	3.10%	3.05%	3.13%	3.10%	3.15%
Efficiency ratio(7)	59.81%	60.80%	62.07%	68.43%	62.84%	65.11%
Non-interest revenue as a % of total revenues(3)	34.97%	36.04%	37.83%	34.93%	36.55%	36.41%

(1)   Results are unaudited and all share and per share information has been restated for all prior periods presented giving retroactive effect to the Reverse Stock Split in this and all subsequent financial disclosures

(2)   Net income available to common stockholders, net of preferred dividend

(3)   Revenues consist of net interest income plus non-interest income, net of security gains and losses

(4)   Tangible stockholders’ equity-common, a non-GAAP metric, is defined as average common equity less average goodwill and intangibles

(5)   Annualized and calculated on net income available to common stockholders

(6)   On a tax-equivalent basis, assuming a federal income tax rate of 35%

(7)   Net of security gains and losses and intangible charges

Condensed Consolidated Balance Sheets(1)

	As of
	December 31,	September 30,	June 30,	December 31,
(in thousands, except per share data)	2015	2015	2015	2014
Assets
Cash and due from banks	$319,280	$175,145	$289,385	$339,438
Investment securities	884,670	952,578	924,207	761,438

Commercial loans	1,961,573	1,909,853	1,847,521	1,812,965
Held for sale loans	9,351	15,694	23,816	10,400
Retail real estate and retail other loans	666,166	655,467	643,239	592,325
Gross loans	$2,637,090	$2,581,014	$2,514,576	$2,415,690

Allowance for loan losses	(47,487)	(47,212)	(47,720)	(47,453)
Premises and equipment	63,088	63,880	64,834	63,974
Goodwill and other intangibles	32,942	33,750	34,558	27,373
Other assets	109,393	104,410	105,434	105,147
Total assets	$3,998,976	$3,863,565	$3,885,274	$3,665,607

Liabilities & Stockholders’ Equity
Non-interest bearing deposits	$881,685	$677,791	$705,231	$666,607
Interest checking, savings, and money market deposits	1,949,370	1,954,739	1,930,185	1,738,170
Time deposits	458,051	478,000	500,324	496,071
Total deposits	$3,289,106	$3,110,530	$3,135,740	$2,900,848

Securities sold under agreements to repurchase	172,972	176,961	174,352	198,893
Long-term debt	80,000	50,000	50,000	50,000
Junior subordinated debt owed to unconsolidated trusts	55,000	55,000	55,000	55,000
Other liabilities	28,712	26,846	27,594	27,227
Total liabilities	$3,625,790	$3,419,337	$3,442,686	$3,231,968
Total stockholders’ equity	$373,186	$444,228	$442,588	$433,639
Total liabilities & stockholders’ equity	$3,998,976	$3,863,565	$3,885,274	$3,665,607

Share Data
Book value per common share	$13.01	$12.95	$12.77	$12.47
Tangible book value per common share(2)	$11.86	$11.77	$11.58	$11.52
Ending number of common shares outstanding	28,695	28,693	28,968	28,954

Asset Quality(1)

	As of and for the Three Months Ended
	December 31,	September 30,	June 30,	December 31,
(dollars in thousands)	2015	2015	2015	2014

Gross loans	$2,637,090	$2,581,014	$2,514,576	$2,415,690
Non-performing loans
Non-accrual loans	12,748	7,875	8,377	9,000
Loans 90+ days past due	15	158	64	10
Non-performing loans, segregated by geography
Illinois/ Indiana	11,732	6,710	7,105	5,309
Florida	1,031	1,323	1,336	3,701
Loans 30-89 days past due	3,282	2,511	4,112	1,819
Other non-performing assets	783	84	310	216
Non-performing assets to total loans and non-performing assets	0.51%	0.31%	0.35%	0.38%
Allowance as a percentage of non-performing loans	372.07%	587.73%	565.34%	526.67%
Allowance for loan losses to loans	1.80%	1.83%	1.90%	1.96%
Net charge-offs (recoveries)	725	608	(68)	(439)
Provision expense	1,000	100	—	—

(1) Results are unaudited except for amounts reported as of December 31, 2014

(2) Total common equity less goodwill and intangibles divided by shares outstanding as of period end

Condensed Consolidated Statements of Operations(1)

	For the		For the
	Three Months Ended December 31,		Year Ended December 31,
(in thousands, except per share data)	2015	2014	2015	2014

Interest and fees on loans	$26,544	$23,872	$100,395	$92,395
Interest on investment securities	4,575	3,785	17,627	15,680
Total interest income	$31,119	$27,657	$118,022	$108,075

Interest on deposits	1,132	1,195	4,756	5,123
Interest on short-term borrowings	56	71	188	186
Interest on long-term debt	15	6	46	7
Junior subordinated debt owed to unconsolidated trusts	317	298	1,217	1,183
Total interest expense	$1,520	$1,570	$6,207	$6,499

Net interest income	$29,599	$26,087	$111,815	$101,576
Provision for loan losses	1,000	—	1,600	2,000
Net interest income after provision for loan losses	$28,599	$26,087	$110,215	$99,576

Trust fees	4,978	4,680	20,363	19,559
Commissions and brokers’ fees	694	693	3,096	2,716
Fees for customer services	4,908	4,614	19,083	18,276
Remittance processing	2,748	2,301	11,120	9,421
Gain on sales of loans	1,000	1,169	5,843	4,723
Net security gains	401	736	380	776
Other	1,586	546	4,907	3,470
Total non-interest income	$16,315	$14,739	$64,792	$58,941

Salaries and wages	12,839	14,316	54,020	51,734
Employee benefits	2,281	2,065	9,496	9,607
Net occupancy expense	2,208	2,078	8,704	8,462
Furniture and equipment expense	1,165	1,118	4,958	4,725
Data processing expense	3,097	2,780	12,940	10,879
Amortization expense	808	703	3,192	2,884
Regulatory expense	544	520	2,357	2,079
Other operating expenses	5,421	4,890	19,638	17,839
Total non-interest expense	$28,363	$28,470	$115,305	$108,209

Income before income taxes	$16,551	$12,356	$59,702	$50,308
Income taxes	5,868	4,763	20,696	17,534
Net income	$10,683	$7,593	$39,006	$32,774
Preferred stock dividends	$155	$182	$700	$727
Income available for common stockholders	$10,528	$7,411	$38,306	$32,047

Per Share Data
Basic earnings per common share	$0.37	$0.26	$1.32	$1.11
Fully-diluted earnings per common share	$0.36	$0.25	$1.32	$1.10
Diluted average common shares outstanding	28,913	29,146	29,103	29,097

(1) Results are unaudited except for amounts reported for the year ended December 31, 2014

Corporate Profile

First Busey Corporation (Nasdaq: BUSE) is a $4.0 billion financial holding company headquartered in Champaign, Illinois. Busey Bank, First Busey Corporation’s wholly-owned bank subsidiary, is also headquartered in Champaign, Illinois and has twenty-eight banking centers serving Illinois, a banking center in Indianapolis, Indiana, and six banking centers serving southwest Florida.  Trevett Capital Partners, a wealth management division of Busey Bank, provides asset management, investment and fiduciary services to high net worth clients in southwest Florida.  The wealth management professionals of Trevett Capital Partners can be reached through trevettcapitalpartners.com.  Busey Bank had total assets of $4.0 billion as of December 31, 2015.

In addition, First Busey Corporation owns a retail payment processing subsidiary, FirsTech, Inc., through Busey Bank, which processes over 27 million transactions per year using online bill payment, lockbox processing and walk-in payments at its 3,000 agent locations in 36 states.  More information about FirsTech, Inc. can be found at firstechpayments.com.

Busey Wealth Management is a wholly-owned subsidiary of First Busey Corporation.  Through Busey Trust Company, Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations.  As of December 31, 2015, Busey Wealth Management’s assets under care were approximately $5.1 billion.

Busey Bank and Busey Wealth Management deliver financial services through busey.com.

Contact:

Robin N. Elliott, CFO

217-365-4120

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the strength of the local and national economy; (ii) changes in state and federal laws, regulations and governmental policies concerning the Company’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (iii) changes in interest rates and prepayment rates of the Company’s assets; (iv) increased competition in the financial services sector and the inability to attract new customers; (v) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vi) the loss of key executives or employees; (vii) changes in consumer spending; (viii) unexpected results of acquisitions, including the acquisition of Herget and planned acquisition of Pulaski; (ix) unexpected outcomes of existing or new litigation involving the Company; (x) the economic impact of any future terrorist threats or attacks; (xi) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xii) changes in accounting policies and practices.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the Securities and Exchange Commission.

Additional Information

In connection with the proposed merger between the Company and Pulaski, the Company has filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of the Company and Pulaski that also constitutes a preliminary prospectus of the Company, which, when finalized, will be sent to the stockholders of each of Pulaski and the Company.  Stockholders are advised to read the preliminary joint proxy statement/prospectus regarding the proposed transaction, and the definitive joint proxy statement/prospectus, when it becomes available, because they contain, or will contain, as the case may be, important information about the Company, Pulaski and the proposed transaction. All documents relating to the proposed merger filed by the Company and Pulaski can be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Pulaski’s website at www.pulaskibank.com under the tab “Our Story” and then under “Shareholder Relations” and “SEC Filings”. Alternatively, these documents can be obtained free of charge from the Company upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Pulaski, upon written request to Pulaski Financial Corp., Corporate Secretary, 12300 Olive Boulevard, St. Louis, Missouri 63141 or by calling (314) 878-2210.

The Company, Pulaski and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the Securities and Exchange Commission. Information about these participants may be found in the definitive proxy statement of the Company relating to its 2015 Annual Meeting of Stockholders filed with the Securities and Exchange Commission by the Company on April 17, 2015 and the definitive proxy statement of Pulaski relating to its 2016 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on December 23, 2015. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants can be found in the joint proxy statement/prospectus regarding the proposed transaction, copies of which may also be obtained free of charge from the sources indicated above.